CONSENT OF QUALIFIED PERSON

May 29, 2020

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Re: Auryn Resources Inc. Consent under National Instrument 43-101

I, Philip A. Geusebroek, M.Sc., P.Geo., do hereby consent to the public filing with the regulatory authorities referred to above of the report titled "TECHNICAL REPORT, UPDATED MINERAL RESOURCE ESTIMATE AND PRELIMINARY ECONOMIC ASSESSMENT ON THE HOMESTAKE RIDGE GOLD PROJECT, SKEENA MINING DIVISION, BRITISH COLUMBIA" (the "Technical Report"), prepared for Auryn Resources Inc. and dated May 29, 2020, and to the use of extracts from, or the summary of, the Technical Report in the news release of Auryn Resources Inc. dated April 15, 2020 (the News Release).

I also certify that I have read the News Release and that it fairly and accurately represents the information in the sections of the Technical Report prepared by me that supports the News Release.

(Signed) ***Philip A. Geusebroek***

Philip A. Geusebroek, M.Sc., P.Geo.